Exhibti 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust conference call and webcast announcement

    CALGARY, July 30 /CNW/ - Penn West Energy Trust is scheduled to release second quarter results on Wednesday, August 1, 2007 after market closing.
Following the release of its financial results, Penn West will conduct a conference call as outlined below:

    <<
    Date:     Thursday, August 2, 2007

    Time:     9:30 a.m. M.D.T.

    Call:     800-733-7560 Toll Free North America
              416-644-3415 Toronto Area

    Replay:   877-289-8525, passcode 21235734 followed by the pound key
              416-640-1917, passcode 21235734 followed by the pound key
              (recording available to August 9, 2007)

    Webcast:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1900800
    >>

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President, Phone: (403) 777-2502, E-mail:
bill.andrew(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 12:57e 30-JUL-07